UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Other Management Information(Voluntary Disclosure)

1. Title	Notice on the Quarterly Dividend Record Date following the amendment to the Articles of Incorporation

2. Details

1. In order to practice advanced dividend distribution procedures of ‘determining dividends before the record date’ enabling investors to invest after checking dividend amounts to receive, the record date for the quarterly dividends has changed from ‘At the end of March, June, and September each year’ to ‘the date determined by the resolution of the Board of Directors’ through amendment of the Articles of Incorporation at the Annual General Meeting of Shareholders held on March 2025.

(Before revision) At the end of March, June, and September each year

(After revision) The record date determined by the resolution of the Board of Directors

2. The record date for the Company’s 2nd quarter dividends for FY2025 is to be determined at the Board of Directors meeting in August 2025. Please be informed that being listed on the Company’s registry of shareholders as of the end of June in 2025 does not grant entitlement to 2nd quarter dividends. Shareholders must be listed on the registry as of the 2nd quarter dividend record date for FY2025 to be eligible to receive quarterly dividend.

3. Decision Confirmation) Date	June 19, 2025

4. Other references useful for making investment decisions

- Details such as whether to distribute dividends and dividends size are decided at the Board of Directors.

Title and date of other disclosure related to this one	‘The Results of the 57th Ordinary General Meeting of Shareholders’ disclosed on March 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: June 20, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President